3/11

BB 3/5

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

SE[...]COMMISSION
[...]9

03013528

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 - 51131 |

RECEIVED MAR - 3 2003 SEC/MAR PROCESSING SECTION WASH. D.C. 181

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mikles/Miller Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East, #460
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Williams 415-461-3156
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

9171 WILSHIRE BOULEVARD, SUITE 500 (Address) BEVERLY HILLS (City) CA (State) 90210 (Zip Code)

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (6-02)

### OATH OR AFFIRMATION

I, Jim Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mikles/Miller Securities, LLC, as of DECEMBER 31 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FIN OP

Title

Notary Public

GABRIEL GREECE
COMM. #1216705
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires April 23, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MIKLES/MILLER SECURITIES LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

# MIKLES/MILLER SECURITIES LLC

## CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

**Rothstein, Kass & Company, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Members of Mikles/Miller Securities LLC

We have audited the accompanying statement of financial condition of Mikles/Miller Securities LLC as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mikles/Miller Securities LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 19, 2003

# MIKLES/MILLER SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2002**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 13,898 |
| **Receivable from clearing broker** | | 116,448 |
| **Commissions receivable** | | 5,473 |
| **Property and equipment,** net of accumulated depreciation of $128,736 | | 30,786 |
| **Prepaid expenses** | | 18,198 |
| **Other assets** | | 6,366 |
| | $ | 191,169 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 102,720 |
| Due to affiliate | | 11,194 |
| Total liabilities | | 113,914 |
| **Commitment** | | |
| **Members' Equity** | | 77,255 |
| | $ | 191,169 |

*See accompanying notes to financial statement.*

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

Mikles/Miller Securities LLC (the Company) is a limited liability company organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the rule. The Company's managing members are Lee E. Mikles and Mark R. Miller.

*Cash and Cash Equivalents*

The Company considers its investment in a short term money market fund to be a cash equivalent.

*Property and Equipment*

Property and equipment, consisting of computers and office furniture, are recorded at cost and are depreciated over their estimated useful lives, ranging from three to seven years, using the straight-line method. Depreciation expense was $25,301 for the year ended December 31, 2002.

*Income Taxes*

The Company is not subject to income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statement. The members are required to report their proportional share of gains, losses, credits and deductions on their respective tax returns.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

## 2. Receivable from clearing broker

The amount receivable from clearing broker represents funds held by a broker. It is the Company's policy to continuously monitor the credit standing of the clearing broker with which it conducts business.

### 3. Employee benefit plan

The Company maintains a qualified employee benefit retirement plan under Internal Revenue Code Section 401(k) covering substantially all full-time employees. Participants may contribute a percentage of their compensation up to the maximum allowed by the Internal Revenue Code. The Company is not required to contribute to the plan, but may do so at its discretion. For the year ended December 31, 2002 there was no contribution to the plan by the Company.

### 4. Commitment

The Company leases office space under a noncancellable operating lease expiring in 2003. Future minimum lease payments for the year ended December 31, 2003 are $ 69,584. Rent expense was $ 75,894 for the year ended December 31, 2002.

### 5. Related-party transactions

The Company is affiliated with Mikles/Miller Management, Inc. (the Affiliate), which is the general partner or investment adviser to various investment funds (the Funds). The Company earns commissions on the Funds' securities transactions. For the year ended December 31, 2002, the Company earned approximately $3,140,000 in such commissions.

The Company is reimbursed by the Affiliate for shared expenses and has entered into an agreement to provide professional services to the Affiliate. For the year ended December 31, 2002, the Company was reimbursed approximately $1,060,000 for shared expenses, and received $30,000 for professional services rendered to the Affiliate.

### 6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $21,905, which was $14,311 in excess of its required minimum net capital of $7,594. The Company's net capital ratio was 5.2 to 1.

There are no material differences between the computation of net capital and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2002.